UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Chief Financial Officer

On August 14, 2025, to better align the financial management and reporting functions of Tungray Technologies Inc (the “Company”), Ms. Nina Hangyu Qian stepped down from her role as Chief Financial Officer of the Company and was appointed to serve as Senior Director of Finance of the Company, effective immediately. On the same day, Mr. Qi (Henry) Guo was appointed as the new Chief Financial Officer of the Company, effective immediately.

Mr. Guo brings to the Company more than two decades of corporate finance and investment management experience. Prior to this appointment, Mr. Guo has served as Head of Capital Markets at AIME Capital Markets, LLC, a New York based investment banking firm, since March 2024. Before joining AIME, from October 2022 to March 2024, Mr. Guo served as Vice President and Executive Director of US Tiger Securities, Inc., a New York based investment banking firm and subsidiary of US Fintech Holding Limited (Nasdaq: TIGR), where he focused his practice on a variety of equity capital market transactions. Previously, from March 2016 to October 2022, Mr. Guo served as a senior research analyst for M Science LLC, a data-driven financial analytics and research firm. Earlier in his career, from 2008 to 2015, Mr. Guo served as an investment analyst for various U.S. investment banks and financial institutions, including W.R. Hambrecht + Co., LLC, ThinkEquity, LLC and Pacific Crest Securities, LLC. Before joining the financial industry, Mr. Guo began his career at Intel Corp. where he spent more than nine years as a program developer. Mr. Guo received an M.B.A. from the University of California, Berkeley, a Master’s Degree in Engineering from Santa Clara University, and a Bachelor’s Degree in Engineering from the Harbin Institute of Technology, China. Mr. Guo is a Certified Financial Analyst (CFA) and holds Series 7, 24 and 63 licenses from the U.S. Financial Industry Regulatory Authority (FINRA).

In connection with Mr. Guo’s appointment, the Company has entered into an employment agreement with Mr. Guo pursuant to which the Company will pay Mr. Guo a monthly renumeration of US$10,000, a grant of 60,000 restricted stock units vesting in four equal instalments over four years, and a discretional bonus subject to the Company’s discretion.

Exhibits

Exhibit No.	Description
4.1	Employment Agreement between Mr. Guo and the Company, dated August 14, 2025.
99.1	Press Release, dated August 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2025	Tungray Technologies Inc

	By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer